SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE TO
                                 (Rule 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 ODWALLA, INC.
                       (Name of Subject Company (Issuer))

                             TCCC ACQUISITION CORP.
                                      and
                             THE COCA-COLA COMPANY
                                   (Offerors)
             (Names of Filing Persons(identifying status as offeror,
                            issuer or other person))

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                   676111107
                     (Cusip Number of Class of Securities)

                           -------------------------

                             TCCC Acquisition Corp.
                           c/o The Coca-Cola Company
                              One Coca-Cola Plaza
                             Atlanta, Georgia 30313
                            Attention: Paul Etchells
                           Telephone: (404) 676-2121
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                ----------------

                                   Copies to:
                            C. William Baxley, Esq.
                             Alana L. Griffin, Esq.
                                King & Spalding
                              191 Peachtree Street
                          Atlanta, Georgia 30303-1763
                           Telephone: (404) 572-4600

                                ----------------

                           CALCULATION OF FILING FEE
================================================================================

        TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
        ----------------------                      --------------------
              $199,191,108                                $39,839
================================================================================

   * For the purpose of calculating the fee only, this amount assumes the purchase of 13,061,712 shares of common stock, no par value per share, of Odwalla, Inc. at $15.25 per share. Such number includes all outstanding shares as of October 25, 2001, and assumes the exercise of all stock options and warrants to purchase shares of Common Stock which are outstanding as of such date.

   --- Check  the box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount  Previously Paid:   N/A
   Form or Registration  No.: N/A
   Filing Party:              N/A
   Date Filed:                N/A

   X   Check the box if the filing relates solely to preliminary communications
  ---  made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

    X   third-party tender offer subject to Rule 14d-1.
   ---
   ---  issuer tender offer subject to Rule 13e-4.
   ---  going-private transaction subject to Rule 13e-3.
   ---  amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: ---

  ITEM 12.                EXHIBITS
  -------                 --------

    99           Text of joint press release issued by The Coca-Cola Company and Odwalla, Inc. dated October 30, 2001.